UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3/A

Amendment No. 3

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam

Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Telephone: (212) 515-3200

James Schwab

Neil Goldman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375.00

Form or Registration No.:	Schedule TO - T

Filing Party:

Colonel Holdings, Inc., Colonel UK Holdings Limited,

Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc.,

Apollo Management VII, L.P., CKx, Inc., Robert F.X.

Sillerman, Sillerman Capital Holdings, L.P., Laura

Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO filed on May 17, 2011, as amended and supplemented by Amendment No. 1 filed on May 24, 2011 and Amendment No. 2 filed on June 1, 2011 (as so amended and supplemented, the “Schedule TO”) by Colonel Holdings, Inc., a Delaware corporation, Colonel UK Holdings Limited, a United Kingdom private limited company, Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of CKx, Inc., at a purchase price of $5.50 per share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 17, 2011 (the “Offer to Purchase”) and the related letter of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 3, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO.

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented by deleting the following sentence in its entirety:

“At a meeting held on April 18, the CKx Board instructed Gleacher & Company and Wachtell Lipton on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties.”

and replacing it with the following sentence:

“The CKx Board instructed Gleacher & Company and Wachtell Lipton at the April 15 meeting on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties.”

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby further amended and supplemented by deleting the following sentence in its entirety:

“The CKx Board met on April 27 to discuss the status of a potential transaction with the interested parties.”

and replacing it with the following sentence:

“The CKx Board held an update call on April 27 to discuss the status of a potential transaction with the interested parties.”

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby further amended and supplemented by deleting the following sentence in its entirety:

“The CKx Board held a special meeting in the evening of May 6 to discuss the proposal from Apollo Management.”

and replacing it with the following sentence:

“The CKx Board held an update call in the evening of May 6 to discuss the proposal from Apollo Management.”

Item 6: Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 6 of the Schedule TO.

Item 9: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information incorporated into Item 9 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 9 of the Schedule TO.

Item 11: Additional Information

Regulation M-A Item 1011

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 11 of the Schedule TO.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented as follows:

The information set forth under the heading “Litigation” is hereby replaced in its entirety with the following:

“Five lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger. Four of the actions were commenced in the Court of Chancery of the State of Delaware: Nierenberg v. CKx, Inc., et al, C.A. No. 5545; Vanwhy v. CKx, Inc., et al., C.A. No. 6519; Leone v. CKx, Inc., C.A. No. 6524; and Sadowski v. Michael G. Ferrel, et al., C.A. No. 6535. The plaintiff in the Leone action also initiated suit in the Supreme Court of the State of New York in an case styled Leone v. Edwin M. Banks, et al., No. 650538-2010. On May 26, 2011, the New York Supreme Court entered an order staying the New York action in favor of the proceedings in Delaware, and on May 27, 2011, the Delaware Court of Chancery issued a decision and order appointing lead plaintiffs’ counsel and consolidating the Delaware actions under the caption In re CKx, Inc. Shareholders Litigation, C.A. No. 5545 (the Sadowski action was consolidated by order of the Court on June 1, 2011).

On May 31, 2011, the lead plaintiffs lodged a proposed consolidated amended complaint that names as defendants CKx; its current directors; Mr. Sillerman; Apollo Global Management, LLC; Parent; Offeror; and Merger Sub. The Court accepted this consolidated amended complaint as filed on June 1, 2011. This complaint alleges, among other things, that the CKx directors breached their fiduciary duties in connection with the Offer, the Merger, and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for the CKx stockholders, approving terms in the Merger Agreement that are allegedly unfair to the stockholders, and issuing materially incomplete or misleading disclosures in connection with the transaction. The complaint further alleges that Mr. Sillerman and Apollo Global Management, LLC, Parent, Offeror and Merger Sub aided and abetted the CKx Board’s alleged breaches of fiduciary duty. Among other things, the complaint seeks an order enjoining the approval of the transaction; an order prohibiting defendants from using amendment to CKx’s bylaws (as described in Section I.17 (“The Merger Agreement and Certain Other Agreements”)) in any manner that would impede the CKx stockholders’ voting franchise; an order directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value; an order requiring the disclosure of all material information necessary for CKx’s unaffiliated stockholders to make an informed decision whether to tender their stock; an order preventing the close of the transaction until the minimum tender condition is amended to exclude all shares other than those of CKx’s public shareholders; an award of compensatory and/or rescissory damages and an award of plaintiff’s costs and disbursement, including reasonable attorneys’ fees and expenses.

Plaintiffs intend to move for a preliminary injunction to bar the consummation of the transaction, and the Court of Chancery has scheduled a hearing on this motion for June 9, 2011. CKx and the other defendants believe the plaintiffs’ allegations lack merit and will contest these allegations and the injunction motion vigorously.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E), (a)(5)(F), (a)(5)(G), and (a)(5)(H) to the Schedule 14D-9, which are incorporated herein by reference.”

Item 13: Information Required by Schedule 13E-3

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information incorporated into Item 5 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into this Item 5 of Item 13 of the Schedule TO.

Item 6: Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 6 of Item 13 of the Schedule TO.

Item 7: Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

The information incorporated into Item 7 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 7 of Item 13 of the Schedule TO.

Item 8: Fairness of the Transaction

Regulation M-A Item 1014

The information incorporated into Item 8 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 8 of Item 13 of the Schedule TO.

Item 9: Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

The information incorporated into Item 9 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into Item 9 of Item 13 of the Schedule TO.

Item 15: Additional Information

Regulation M-A Item 1011

The information incorporated into Item 15 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 3, which is hereby incorporated by reference into this Item 8 of Item 13 of the Schedule TO.

The information incorporated into Item 15 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented as set forth in Item 11 of this Amendment No. 3, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
	Name:	Darren Glatt
	Title:	President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
	Name:	Darren Glatt
	Title:	President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited, its Sole Member

By:	/s/ Darren Glatt
	Name:	Darren Glatt
	Title:	President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
	Name:	Darren Glatt
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General Partner

By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President